                    [CRAVATH, SWAINE & MOORE LLP LETTERHEAD]

                                                                  April 16, 2007

                              BioFuel Energy Corp.
                              --------------------
                       Registration Statement on Form S-1
                       ----------------------------------
                               File No. 333-139203
                               -------------------

Dear Ms. Long:

     Set forth below in bold font are the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated April 2, 2007, and immediately below each comment is the response of BioFuel Energy Corp. (the "Company") with respect thereto.

     As discussed with the Staff last week, the Company expects to file shortly with the Commission, via EDGAR, Amendment No. 3 to its Registration Statement on
Form S-1 (File No. 333-139203) (the "Registration Statement"), which will contain all information that is not subject to Rule 430A, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered.

     In the meantime, we and the Company have discussed with Ms. Brigitte
Lippmann and Mr. Jeffrey Gordon of the Staff the Company's desire to respond to the two Staff comments set forth in the April 2, 2007 comment letter on a supplemental basis in order to expedite the review process. The first comment is addressed below. The second comment was addressed in a separate response letter dated April 13, 2007.

RECAPITALIZATION, PAGE 32
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1.   WE HAVE REVIEWED YOUR RESPONSE TO COMMENT 2 IN OUR LETTER DATED FEBRUARY 7,
     2007. PARAGRAPH 13 OF EITF 98-5 STATES THAT, FOR A SECURITY THAT BECOMES
     CONVERTIBLE ONLY UPON THE OCCURRENCE OF A FUTURE EVENT OUTSIDE THE CONTROL
     OF

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     THE HOLDER, ANY CONTINGENT BENEFICIAL CONVERSION FEATURE SHOULD BE MEASURED
     AT THE COMMITMENT DATE BUT NOT RECOGNIZED IN EARNINGS UNTIL THE CONTINGENCY
     IS RESOLVED.

     PLEASE CLARIFY FOR US WHEN THE COMMITMENT DATES ARE FOR EACH DIFFERENT
     CLASS OF EQUITY BEING CONVERTED INTO ONE CLASS OF EQUITY. PARAGRAPH 16 OF
     EITF 00-27 DEFINES THE COMMITMENT DATE AS THE DATE IN WHICH A BINDING,
     LEGALLY ENFORCEABLE AGREEMENT WITH AN UNRELATED PARTY SPECIFIES ALL
     SIGNIFICANT TERMS AND INCLUDES A DISINCENTIVE FOR NONPERFORMANCE THAT IS
     SUFFICIENTLY LARGE TO MAKE PERFORMANCE PROBABLE. IF, SUBSEQUENT TO THE
     INITIAL COMMITMENT DATES, THERE WERE ANY CHANGES TO THE AGREEMENT TO
     EXCHANGE EXISTING CLASSES OF EQUITY FOR ONE CLASS OF EQUITY, PLEASE TELL US
     IF YOU HAVE RECOGNIZED NEW COMMITMENT DATES AND IF NOT, WHY NOT. SEE
     PARAGRAPHS 8-12 OF EITF 00-27.

     PLEASE PROVIDE US WITH YOUR ANALYSIS AS TO WHETHER THERE ARE ANY BENEFICIAL
     CONVERSION FEATURES ASSOCIATED WITH YOUR PREFERENTIAL RATIOS OF EXCHANGE.
     YOU STATE THAT THE DOLLAR AMOUNT OF LIQUIDATION PREFERENCE FOR EACH HOLDER
     WILL BE DETERMINED BY THE PRICING OF THE IPO. PLEASE PROVIDE AN ESTIMATE OF
     THE IPO PRICE IN YOUR ANALYSIS. SEE CASES 2 TO 4 OF EITF 98-5.

     The terms of the current limited liability company agreement of BioFuel
     Energy, LLC (the "LLC Agreement"), at the date it was originally entered into, stipulate that upon an IPO, all classes of LLC equity will automatically convert into one class of LLC equity. In connection with the
     IPO, each newly issued unit of LLC equity will be exchangeable at the holder's option into one share of the common stock of the Company. The LLC
     Agreement contains provisions that set forth the method for determining the exchange ratio of the single class of equity for the various existing classes of equity. The precise exchange ratio for each unit will depend on the final initial public offering price and IPO valuation of the Company.
     The LLC Agreement defines the significant terms of the exchange, which include the number of units which are outstanding, the formula used to determine the exchange ratios and the event (an IPO) which would require conversion from multiple classes of equity to a single class of equity of the LLC. The date each unit holder entered into the LLC Agreement is the date the unit holder became legally bound by the terms of the LLC
     Agreement. We have been advised by the Company that the commitment date for equity Classes A, C, D and M is May 1, 2006, and that the commitment date for equity Class B is September 25, 2006. We have also been advised by the
     Company that subsequent to the initial commitment dates, there have been no changes to the LLC Agreement which would result in the recognition of a new commitment date.

     At the commitment dates, the Company has determined that there are beneficial conversion features associated with the exchange ratios at both the commitment date and at the date of the IPO. These beneficial conversion features are contingent upon an IPO. Under the provisions of EITF 98-5 and
     EITF 00-27, the beneficial conversion features have been calculated assuming an IPO price of $14 per share and the Company selling 10,000,000 shares (resulting in an initial public offering of 25% of the Company). The
     Company has determined that, based on

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     these assumptions, the beneficial conversion feature at the commitment date is approximately $8.6 million and has been calculated as the economic benefit which results from comparison of the fair value of the equity units that would have been received upon exchange if the Company had completed an
     IPO (assuming an IPO price of $3.40 per share at May 1, 2006 and $6.49 per share at September 30, 2006, based upon valuations performed at that time)
     at the commitment date and the proceeds received for the units. The additional beneficial conversion feature at the IPO date is approximately
     $10.9 million and has been calculated as the fair value of the equity units at the commitment date multiplied by the incremental common shares the holders will be entitled to receive upon exchange (based upon the estimated change in the IPO price) between the commitment date and the IPO date. Both amounts will be recorded at the IPO date, when the contingency is resolved and the LLC equity units are exchangeable, as a decrease in retained earnings and an increase in additional paid in capital. Please see the analysis attached as Exhibit A for illustrative examples of the results of the exchange ratios based upon a range of estimated IPO prices. Please note that these estimated IPO prices are hypothetical examples.

MANAGEMENT, PAGE 78
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2.   REGISTRATION STATEMENTS, INCLUDING PRE-EFFECTIVE AND POST-EFFECTIVE
     AMENDMENTS FILED ON OR AFTER DECEMBER 15, 2006, THAT ARE REQUIRED TO
     INCLUDE ITEMS 402 AND 404 OF REGULATION S-K DISCLOSURES FOR FISCAL YEARS
     ENDING ON OR AFTER DECEMBER 15, 2006, MUST COMPLY WITH THE REQUIREMENTS
     ADOPTED BY THE COMMISSION AND PUBLISHED IN RELEASE NO. 33-8732A. PLEASE
     REVISE. FOR GUIDANCE, YOU MAY WISH TO REFER TO OUR COMPLIANCE AND
     DISCLOSURE INTERPRETATIONS AND OUR TRANSITION QUESTIONS AND ANSWERS ON
     EXECUTIVE COMPENSATION AND RELATED PERSON DISCLOSURE, BOTH OF WHICH ARE
     AVAILABLE IN THE DIVISION OF CORPORATION FINANCE'S SECTION UNDER "SEC
     DIVISIONS" ON THE COMMISSION'S WEBSITE AT WWW.SEC.GOV.

     As noted above, a response to this comment was provided in a separate response letter dated April 13, 2007.

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     Please contact the undersigned at (212) 474-1230, or, in my absence, Craig
F. Arcella at (212) 474-1024 or Ronald Cami at (212) 474-1048, with any questions or comments you may have.

                                Very truly yours,

                                /s/ Sarah K.L. Chow

                                Sarah K.L. Chow

Ms. Pamela A. Long
Assistant Director
     United States Securities and Exchange Commission
         Division of Corporation Finance
              100 F Street, N.E.
                  Washington, D.C. 20549-7010

Copy to:

Ms. Brigitte Lippmann,
    United States Securities and Exchange Commission

Mr. Jeffrey Gordon,
    United States Securities and Exchange Commission

Mr. Scott H. Pearce,
    BioFuel Energy Corp.

Mr. Michael N. Stefanoudakis,
    BioFuel Energy Corp.

                                    EXHIBIT A

         Units Received @           Units Received @          Units Received @
         $13.00 IPO Price           $14.00 IPO Price          $15.00 IPO Price
         ----------------           ----------------          ----------------
A           21,591,323                 21,450,329                21,328,134
B            2,112,154                  2,103,544                 2,096,082
M              979,215                    972,913                   967,451
C            4,112,969                  4,220,971                 4,314,573
D            1,204,339                  1,252,244                 1,293,761
            ----------                 ----------                ----------
            30,000,000                 30,000,000                30,000,000

          Amounts Received          Amounts Received           Amounts Received
            @ $13.00 IPO              @ $14.00 IPO               @ $15.00 IPO
               Price                      Price                      Price
          ----------------          ----------------          -----------------
A          $ 280,687,202            $ 300,304,603             $ 319,922,003
B             27,457,998               29,449,612                31,441,226
M             12,729,794               13,620,780                14,511,765
C             53,468,593               59,093,593                64,718,593
D             15,656,412               17,531,412                19,406,412
           -------------            -------------             --------------
           $ 390,000,000            $ 420,000,000             $ 450,000,000